Höganäs

Date/Datum: 12 July 2002

Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: CL/bh

Your ref./Ihr Zeichen

02042822

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02 JUL 23 AM 10:07

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

dlw 7/24

Encl. Interim Report January – June 2002

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon: +46 42 33 80 00

Telefax: +46 42 33 83 60

Telex: 72368 HBADMS

Executive Group +46 42 33 80 80



Höganäs AB

Interim Report January - June 2002

Höganäs AB (publ)

Interim Report January - June 2002

Highlights

• **Net sales**	**MSEK 1,704**	**+3%**
• **Income before tax**	**MSEK 265**	**+13%**
• **Operating margin**	**17.0%**	**(15.7)**
• **Equity/assets ratio**	**40%**	**(41)**

Market situation

Höganäs' turnover* increased by 3% to MSEK 1,704 (1, 661) during the first half of 2002. The Swedish krona was on the same level as in the corresponding period of the previous year. Sales in North America continued to increase substantially in the second quarter, largely as a result of increased market share. The trend in terms of volume was still weak in Europe.

The volume of sales (excluding semis) during the first six months of the year rose by 6% compared to 2001. Volume fell by 5% in Europe and by 7% in Japan. Volumes in the rest of Asia rose by 15%. Other Markets recorded a volume increase of over 30%.

Press powders recorded an increase in volume of 10%. The volume sold to European markets was down by 6%, while the volume on the Japanese market was up by 4%. On other Asian markets volumes rose by 22%. That figure includes an increase of 30% in Taiwan, 23% in South Korea, and in China by 16%. The increase on other markets was nearly 50%.

The volume of other iron powders decreased by 7%. The decline affected all markets except Other Markets, which increased by 5%. Sales of Coldstream powders increased by 13%.

Financial position

Operating income in the first half of the year amounted to MSEK 290 (260).

Other operating income and expenses included a net exchange gain of MSEK 10 (-48) from forward contracts.

The operating margin for the period was 17.0% (15.7).

The net result of the Group's financial income and expenses was MSEK -25 (-25). Cash flow before investments for the half-year was MSEK 449 (-127).

Income before taxes amounted to MSEK 265 (235), an increase of MSEK 30.

The equity-assets ratio amounted to 40% (41).

Acquisition

At the end of the second quarter Höganäs' stake in Höganäs India Ltd amounted to 94%. The process of delisting the company from the stock exchange has been almost completed.

Investments

Investments in fixed assets by the Group during the period amounted to MSEK 149 (397).

Finances

The Group's net debt was reduced by MSEK 128 during the period. The debt-equity ratio was 87%.

Parent Company

Invoicing by the Parent Company during the period amounted to MSEK 1,128 (1,070), including MSEK 525 invoiced to Group companies. Income after financial income and expenses was MSEK 340 (202). Cash & Bank at 30 June 2002 totalled MSEK 164 (16), not counting unutilized overdraft facilities. Investments totalled MSEK 52 (77).

Outlook

The forecast previously given for the whole of 2002 still stands, viz. that income before taxes (excluding non-comparable items) is expected to be better than in 2001.

Höganäs, 12 July 2002

Claes Lindqvist
President and Chief Executive Officer

* *As of 2002, bonuses to customers have been reclassified from being a cost and are instead booked as a deduction from turnover. This has reduced turnover by about 2% compared to 2001.*

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream Powder [4]		
	Q2	Q2[1]	12months[2]	Q2	Q2[1]	12months[2]	Q2	Q2[1]	12months[2]
Europe	25600	- 2%	- 8%	6600	- 6%	- 11%	1350	+ 16%	+ 3%
Japan	8000	+ 7%	- 4%	2000	- 28%	- 21%	130	+ 18%	- 4%
Asia (excl. Japan)	14400	+30%	+ 2%	3700	- 2%	- 5%	470	+ 39%	+16%
Others	13800	+ 52%	+ 17%	5700	+ 9%	+ 3%	330	+ 14%	+20%
Totally	61800	15%	- 1%	18000	- 4%	- 8%	2280	+ 18%+ 7%	

[1] %- change compared with corresponding quarter previous year [2] %- change rolling 12-months [3] excl. semi finished powders
[4] From August 2000 Powdrex is included

Consolidated income statements, MSEK

	Jan - June 2002	2001	Year 2001
Net sales	**1,704**	1,661	3,245
Cost of sales	**-1,171**	-1,141	- 2,246
Gross profit	**533**	**520**	**999**
Selling expenses	**- 95**	- 95	- 203
Administrative expenses	**- 76**	- 70	- 139
R&D expenses	**- 67**	- 57	- 115
Items affecting comparabilities	**-**	-	- 117
Other income	**23**	1	2
Other expenses	**- 28**	- 39	- 93
Operating income	**290**	**260**	**334**
Financial income	**16**	5	19
Financial expenses	**- 41**	- 30	- 58
Income before tax	**265**	**235**	**295**
Taxes	**- 81**	- 69	- 85
Minority share	**-**	- 1	- 1
Net income	**184**	**165**	**209**
Operating margin,%	**17.0**	15.7	10.3
Earnings per share, SEK (after actual tax)	**5.30**	4.80	6.00

This interim report has not been subjected to scrutiny by company's auditors.

Consolidated balance sheets, MSEK

	30 June 2002	31 Dec 2001
Intangible assets	**178**	207
Tangible assets	**2,643**	2,794
Financial assets	**86**	92
Inventory	**626**	697
Short-term receivables	**620**	540
Cash and bank	**197**	78
Total assets	**4,350**	**4,408**
Shareholders' equity	**1,747**	1,744
Minority interests	**5**	6
Interest-bearing liabilities	**1,730**	1,739
Non interest-bearing liabilities	**868**	919
Total shareholders' equity and liabilities	**4,350**	**4,408**
Equity/assets ratio	**40%**	40%

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2002:

- Interim report for first nine months on 15 October


Net sales, MSEK
3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
July 2001 June 2002


Income before taxes, MSEK
700
600
500
400
300
200
100
0
1998
1999
2000*
2001
July 2001 June 2002
* Excl. sale of HC-shares

Consolidated Quarterly data MSEK	April - June 2002	April - June 2001	Jan - March 2002	Jan - March 2001	Oct - Dec 2001	Oct - Dec 2000	July - Sept 2001	July - Sept 2000
Net sales	**872**	851	832	810	779	828	805	753
Operating expenses	**- 656**	- 668	- 635	- 630	- 765	- 615	- 643	- 577
Depreciation	**- 61**	- 53	- 62	- 50	- 49	- 45	- 53	- 42
Operating income	**155**	130	135	130	- 35	168	109	134
Income before tax	**142**	117	123	118	- 37	159	97	126
Net income	**97**	83	87	82	- 26	122	70	89
Operating margin, %	**17.8**	15.3	16.2	16.0	- 4.5	20.3	13.5	17.8
Key indicators								
Earnings per share, SEK	**2.80**	2.40	2.50	2.40	- 0.80	3.50	2.00	2.50
Equity, SEK/share	**50.60**	49.60	52.80	51.50	50.50	51.10	51.50	47.80
Number of shares, 1000's	**34,502**	34,527	34,502	34,527	34,502	35,198	34,527	35,198
Number of shares, average 1000's	**34,502**	34,527	34,502	34,862	34,515	35,198	34,527	35,417

Consolidated Cash Flow analysis, MSEK	2002 Jan - June	2001 Jan - June
Cash flow before change in working capital	513	116
Change in working capital	- 64	- 243
Acquisitions	-	- 61
Disposals	-	-
Net investments	- 149	- 397
Change in long-term receivables, provisions and liabilities	10	24
Cash flow after investments	310	- 561
Buy back of own shares	-	- 116
Dividend	-155	- 155
Change in financing	- 9	871
Translation difference and others	- 27	23
Change in liquid funds	119	62

Changes in shareholders' equity, MSEK	2002 Jan - June	2001 Jan - June
Balance brought forward	1,744	1,798
Net income	184	165
Buy back of own shares	-	- 116
Dividend	- 155	- 155
Translation difference	- 26	20
Balance carried forward	1,747	1,712
Return on shareholders' equity (rolling 12-months)	13.2%	22.4%

Höganäs

Höganäs AB (publ), 263 83 Höganäs, Sweden.
Tel +46 42 33 80 00 • Fax +46 42 33 83 60
www.hoganas.com